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TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

December 22, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	Mr. Kevin Stertzel

Re:	Westlake Chemical Corporation

Response to SEC Staff Comments sent by a letter dated December 2, 2010

Ladies and Gentlemen:

On behalf of Westlake Chemical Corporation (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), by a letter dated December 2, 2010, regarding the Company’s Form 10-K, filed February 24, 2010 (File No. 001-32260).

The Company’s response to the Staff’s comments is included in the memorandum enclosed herewith submitted on behalf of the Company.

Please telephone the undersigned (713.229.1626) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Jeremy L. Moore
Jeremy L. Moore

Westlake Center 2801 Post Oak Blvd. Suite 600 Houston, Texas 77056 Tel: 713/960-9111 Fax: 713/960-9420

December 22, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attention:        Mr. Kevin Stertzel

Re:	Acknowledgments Related to Westlake Chemical Corporation’s Response to the Staff’s Comment Letter dated December 2, 2010

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated December 2, 2010 with respect to the Form 10-K, filed February 24, 2010, of Westlake Chemical Corporation (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WESTLAKE CHEMICAL CORPORATION

By:	/s/ M. Steven Bender
M. Steven Bender
Senior Vice President, Chief Financial Officer and Treasurer

Westlake Chemical Corporation

Memorandum in Response to Staff Comments

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 1-32260

This memorandum sets forth the responses of Westlake Chemical Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance contained in the letter dated December 2, 2010 from W. John Cash, Accounting Branch Chief, with respect to the Company’s Form 10-K, filed February 24, 2010 (File No. 1-32260).

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 1 – Description of Business and Significant Accounting Policies

Principles of Consolidation, page 51

Comment

1.

We note your disclosure that you accounted for your 59% owned interest in a PVC joint venture in China using the equity method. Your disclosure indicates the entity is not a variable interest entity and that certain participatory rights of the minority shareholders prevent you from exercising a controlling financial interest in the entity. Please provide us with a copy of your analysis that supports your conclusion, including any agreements that may be determinative.

Company Response

The Company respectfully advises the Staff that the Company consulted with Mr. Joe McGrath from the Accounting Group – Interpretations of the Office of the Chief Accountant of the Securities and Exchange Commission regarding the Company’s then proposed accounting for its interest in the PVC joint venture in China in July 2006. Based on the July 2006 consultation, the Office of the Chief Accountant indicated that it did not object to the Company’s analysis that the PVC joint venture was not a variable interest entity. The Office of the Chief Accountant also did not object to the Company’s conclusion that the minority shareholders have significant participating rights that precluded the Company’s ability to exercise control over the joint venture. In addition, the Office of the Chief Accountant further indicated that it did not object to the Company continuing to use the equity method of accounting for its 58% equity interest in the joint venture.

The Company acquired an additional 1% equity interest in the joint venture in 2007. However, there were, and have been, no significant changes to the factors considered by the Company since July 2006 that would change the conclusions reached by the Company as discussed during its consultation with the Office of the Chief Accountant.

The Company is providing to the Staff supplementally its consultation letter to the Accounting Group – Interpretations of the Office of the Chief Accountant dated July 14, 2006 and a follow-up letter dated August 3, 2006. Pursuant to Rule 12b-4 under the Securities Exchange Act of

1934, as amended (the “Exchange Act”), we are requesting that this supplemental information be returned to us as soon as practicable following the Staff’s review of such information. In addition, we are requesting that the Staff afford confidential treatment under the Freedom of Information Act to this information.

Property, Plant and Equipment page 51

Comment

2.

We note your disclosure that no material asset retirement obligations have been recorded because you determined your assets have indeterminate lives and no significant conditional asset retirement obligations. Please revise future filings to better describe your asset retirement obligations and to better explain why they cannot be reasonably estimated. If the liabilities you are unable to reasonably estimate could be material to your financial statements, please revise future filings to provide additional disclosures regarding their potential magnitude. For example, under critical accounting policies, disclose the number of facilities with indeterminate lives and provide a range of potential cash flows, based on current costs, that would be required to settle your asset retirement obligations if they were settled in the near term. Please provide us your proposed disclosures on a supplemental basis.

Company Response

The future regular maintenance activities that the Company will undertake to keep its assets in good working condition are not asset retirement activities involving the sale, abandonment, recycling or disposal of assets and most future regular maintenance activities are not legally required. In the ordinary course of business, the Company maintains and replaces component parts on its operating equipment at regular intervals through routine maintenance or during planned turnarounds. These parts include, for example, pumps, valves, motors, piping and heat exchangers. There are no legal requirements concerning the disposal of these parts, and accordingly, there are no asset retirement obligations associated with these disposal activities.

The Company previously determined that several of the Company’s plant locations contain certain hazardous materials. The Company further determined that this was the only component part of its assets for which the Company would have a legal removal and disposal obligation, which would be triggered when and if (i) the hazardous materials becomes exposed or becomes a health hazard or (ii) the facilities containing the hazardous materials are demolished or undergo major renovations. The Company has no current or expected plans in the foreseeable future to demolish or undertake a major renovation of the affected facilities that would require removal of all the hazardous materials. At December 31, 2009, the estimated hazardous materials abatement costs were less than $2.6 million and were not material to the Company’s financial position. As the Company does not have sufficient information to estimate when any event triggering the Company’s legal removal and disposal obligation may occur, the Company is unable to determine the fair value of the asset retirement obligation due to the indeterminate settlement date, i.e. as the settlement date or range of settlement dates of the obligation is currently unknown. In the ordinary course of business, the Company may schedule repairs and maintenance activities at localized sites with hazardous materials. The hazardous materials abatement costs for these repairs and maintenance activities are accrued when scheduled. The estimated hazardous materials abatement costs at December 31, 2009 for future identified repairs and maintenance activities were less than $100,000 and not material to the Company’s financial position.

In future filings, to the extent that the asset retirement obligation becomes material to the Company’s consolidated financial position, the Company will either (i) recognize a liability in the period in which sufficient information becomes available to allow the Company to estimate the obligation’s fair value, or (ii) disclose why the obligation has not been recognized as required by ASC 410-20-50-2. In addition, the Company will, in future filings, expand its accounting policy on property, plant and equipment to include disclosure similar to the following:

Property, plant and equipment are carried at cost, net of accumulated depreciation. Cost includes expenditures for improvements and betterments that extend the useful lives of the assets and interest capitalized on significant capital projects. Capitalized interest was [    ], [    ] and [    ] for the years ended December 31, [    ], [    ] and [    ], respectively. Repair and maintenance costs are charged to operations as incurred.

The accounting guidance for asset retirement obligations requires the recording of liabilities equal to the fair value of asset retirement obligations and corresponding additional asset costs, when there is a legal asset retirement obligation as a result of existing or enacted law, statute or contract. The Company has conditional asset retirement obligations for the removal and disposal of hazardous materials from certain of the Company’s manufacturing facilities. However, no asset retirement obligations have been recognized because the fair value of the conditional legal obligation cannot be measured due to the indeterminate settlement date of the obligation.

Turnaround Costs, page 53

Comment

3.

We note, throughout your document, that you experienced several shutdowns during the period 2007-2009 that you characterize as “turnarounds”. We note in certain instances, such as the ethylene unit at your Lake Charles facility in 2007, that the event appeared to be related to capital projects rather than planned major maintenance. Please refer to ASC 908-360-15-2 and explain to us how you determined that each turnaround, for which you capitalized costs, is within the scope of planned major maintenance activities.

Company Response

The Company’s operations consist of 14 chemical plants which manufacture ethylene, styrene, polyethylene, chlorine, VCM and PVC Resin. In addition, the Company’s polyethylene plants include 17 different reactors which produce different grades and types of polyethylene. All of the Company’s chemical plants and all of the Company’s polyethylene reactors undergo major maintenance activities or turnaround on a periodic basis, which requires the Company to shut down the plants for a period of time. The Company’s polyethylene reactors undergo turnarounds in intervals of one to three years depending on the reactor. The Company’s chlorine, VCM and PVC plants undergo turnarounds every one to two years. The Company’s ethylene plants and its styrene plant undergo turnarounds on a five to six year cycle. During these planned turnarounds, the plants are shut down for periods of one week to 45 days or more depending on the plant or polyethylene reactor.

The Company selected the option of the deferral method of accounting for the costs associated with “Planned Major Maintenance Activities” in accordance with ASC 908-360-25-2. The Company considers this method preferable to the expense method because the costs are matched to the benefits that these major maintenance activities provide. This method is also followed by many companies in the petrochemical and other process industries.

In the case of the Company’s major turnarounds of its ethylene and styrene plants, the Company also plans major capital projects to coincide with the plants being shut down for the major turnaround activity. The turnarounds for these plants typically last a minimum of 30 days and could last in excess of 45 days. Because these plants are shut down for such a significant period of time, the Company has found it is more economical to also complete capital projects during the scheduled major maintenance activity. These capital projects are separately capitalized and presented as property, plant and equipment on the Company’s consolidated balance sheets.

Below are the turnarounds the Company categorized as “Planned Major Maintenance Activities” during the three-year period ended December 31, 2009 and an explanation of the accounting treatment and capitalized cost.

1) Lake Charles Petro 2 Ethylene Unit - Deferred cost in 2007	$ 8.2 million
Deferred cost in 2006	27.4 million
Total cost of planned major maintenance activity	$35.6 million

Turnaround Cycle - The Company’s Petro 2 ethylene unit major maintenance turnaround was planned for the first half of 2007 along with several large capital projects. The next turnaround of the unit is scheduled in 2012. Deferred costs are being amortized over an approximate five-year period (from the date of the turnaround to the next planned turnaround). This plant was built in 1997 and this was the first planned major maintenance activity for this plant.

Due to an unplanned outage in late 2006, the Company decided to accelerate the timing of the turnaround and the major capital projects. The cost to repair the compressor and related equipment which caused the unplanned outage was $3.1 million, which was expensed, while the cost of the planned major maintenance work completed during the 2006 outage was $27.4 million, which was deferred. Because of the short notice and limited available manpower, it was not possible to complete all of the planned major maintenance activities or the major capital projects while the unit was down in 2006. As a result, the Company scheduled a second outage in early 2007 to complete the planned major maintenance activities and the major capital projects. The cost of the planned major maintenance activities completed during the 2007 shutdown was $8.2 million.

2) Lake Charles Styrene Unit - Deferred cost 2008 Turnaround	$17.2 million

Turnaround Cycle - The Company’s Styrene unit planned major maintenance turnaround was completed in the first quarter of 2008. The last planned major maintenance turnaround prior to 2008 was in the second quarter of 2003. The next turnaround of the unit is scheduled in 2013. Several large capital projects were planned to coincide with the 2008 turnaround. Costs are being deferred and amortized over approximately a five-year period from 2008 to 2013 (from the date of the last turnaround to the next planned turnaround).

3) Lake Charles Petro 1 Ethylene Unit - Deferred cost 2008/2009 Turnaround	$22.6 million

Turnaround Cycle - The Company’s Petro 1 unit planned major maintenance turnaround began in December 2008 and was completed in the first quarter of 2009. The last planned major maintenance turnaround prior to 2009 was in the fourth quarter 2003. The next turnaround of the unit is scheduled in 2014. Several large capital projects were planned to coincide with the 2009 turnaround. Deferred costs are being amortized over a five-year period (from the date of the turnaround to the next planned turnaround).

4) Lake Charles Polyethylene Unit - Deferred cost in 2007	$2.4 million

Turnaround Cycle - The Company’s Polyethylene Unit 2 K-Line planned major maintenance turnaround was completed in the third quarter of 2007 and deferred costs were amortized over a two-year period. This was the only planned major maintenance activity for this unit for the 2007-2010 period.

Work performed during a major planned maintenance activity

Turnarounds for the Company’s ethylene and styrene units involve shutting down the plant, cleaning, inspecting and, if necessary, repairing virtually all of the vessels, heat exchangers, towers and piping. All rotating equipment such as compressors, pumps, motors, and turbines are inspected and repaired as necessary. All electrical systems, control systems, control valves, relief valves and other control and safety systems are also inspected and repaired as needed. Inspection and updates to safety systems and equipment such as relief valves are regulatory requirements to meet federal and state safety rules. All of these inspections and other major maintenance activities can only be performed during an extended shutdown of the plant and effectively constitute an overhaul of the complete plant in order to restore its safety, operability, productivity and efficiency to optimum levels.

The Poly 2 K Line 2007 turnaround was required to restore the production and efficiency of the unit, as well as to meet regulatory safety requirements. This work included inspection, cleaning and repairs to control valves, relief valves, electrical equipment, the reactor, vessels, exchangers, piping, compressors, motors and testing of interlock systems, as well as inspection and condition monitoring and other safety related work.

Benefits achieved from the planned major maintenance activity

The major maintenance activities performed with respect to exchangers, piping, towers, and vessels during a major planned maintenance activity result in improved heat transfer, improved material flow rates and reduced pressure drops in the units. These improvements, coupled with repaired and updated motors, compressors, turbines, other rotating equipment and control systems, result in lower energy consumption and improved throughput for the plant. These planned major maintenance activities also reduce unplanned maintenance and unplanned downtime.

Accounting for planned major maintenance activity

The primary reasons for undergoing a planned major maintenance activity or turnaround are to increase the plant output and improve production efficiency as compared to pre-turnaround operations. In addition, a full shutdown and dismantling of the components of the plant is generally mandatory to facilitate the inspection and certification.

The Company believes the costs that it has capitalized meet the description of an asset betterment and therefore meet the criteria of a “Planned Major Maintenance Activity” and are consistent with the deferral method of accounting referenced in the AICPA Industry Audit Guide, Audits of Airlines.

Comment

4.

Please provide us with an analysis of the specific nature of the costs you capitalized for each turnaround during the period 2007-2010. In addition, please expand your accounting policy in future filings to clearly indicate the nature of the costs you are capitalizing.

Company Response

The costs capitalized by the Company for each planned major maintenance activity during the period 2007-2010 are as follows (there were no planned major maintenance activities in 2010):

		Petro 2 2007 Turnaround	Poly 2 2007 Turnaround	Styrene 2008 Turnaround	Petro 1 2009 Turnaround
		(in thousands of dollars)
Outside Services	1	$2,924	$816	$8,964	$11,354
Contract Labor	2	3,195	890	5,441	6,561
Internal Maintenance Labor	3	103	182	742	980
Purchased Materials and Parts	4	1,970	506	2,006	3,752

Total Cost		$8,192	$2,394	$17,153	$22,647

1.	Services of contractors including labor and the cost to provide cranes, welding machines, vehicles, materials and parts.

2.	Outside third party labor contracted by the Company for the purpose of completing the turnaround activities.

3.	Company internal maintenance department labor charged to the turnaround activity.

4.	Materials and parts purchased by the Company and required for the turnaround.

The Company will expand its accounting policy on turnaround costs in future filings to add additional disclosure with respect to the nature of the costs being capitalized. In connection with this response, the Company will include disclosure similar to the following in future filings:

The Company accounts for turnaround costs under the deferral method. Turnarounds are the scheduled and required shutdowns of specific operating units in order to perform planned major maintenance activities. The costs related to the significant overhaul and refurbishment activities include maintenance materials, parts and direct labor costs. The costs of the turnaround are deferred when incurred at the time of the turnaround and amortized (within depreciation and amortization) on a straight-line basis until the next planned turnaround, which ranges from 2-6 years. Deferred turnaround costs are presented as a component of other assets, net. The cash outflows related to these costs are included in operating activities in the consolidated statement of cash flows.

Comment

5.	Please provide us roll-forwards of your turnaround costs and related accumulated amortization during the period 2007-2009 based on amounts disclosed in your financial statements and in MD&A.

Company Response

The roll-forwards of the Company’s turnaround costs and related accumulated amortization for the period 2007-2009 are as follows:

	Balance at Beginning of Year	Costs Deferred	Write-offs	Balance at End of Year
	(in thousands of dollars)
Turnaround Costs:
2009	$73,001	$20,314	$(8,442)	$84,873
2008	56,527	16,474	—	73,001
2007	47,691	13,283	(4,447)	56,527

	Balance at Beginning of Year	Amortization	Write-offs	Balance at End of Year
	(in thousands of dollars)
Accumulated Amortization:
2009	$(29,383)	$(15,071)	$8,530	$(35,924)
2008	(18,157)	(11,226)	—	(29,383)
2007	(12,099)	(10,505)	4,447	(18,157)

Balance at End of Year
(in thousands of dollars)
Turnaround Costs, net of Accumulated Amortization:
2009	$48,949
2008	43,618
2007	38,370

Deferred Cost by Turnaround:

		2007	2008	2009
		(in thousands of dollars)
Petro 2 Ethylene Plant		$8,320	$(128)	$—
Polyethylene K-Line Reactor		2,368	26	—
Styrene Plant	1	1,827	15,326	—
Petro 1 Ethylene Plant	2	968	1,365	20,314
Other Adjustments		(200)	(115)	—

Total Cost		$13,283	$16,474	$20,314

1.

Styrene turnaround 2007 spending related to the 2008 first quarter turnaround includes purchases of long lead-time materials and parts and early equipment rentals including scaffolding and other preparation activities.

2.

The Petro 1 turnaround was originally scheduled for early 2008 but rescheduled to 2009. In preparation for a 2008 turnaround long lead-time materials and parts were purchased in 2007. The turnaround began in December 2008 and was completed in the first quarter of 2009.

Comment

6.	Please tell us where you have included turnaround costs in your Statements of Cash Flows.

Company Response

The cash flows related to turnaround costs were classified in cash flows from operating activities in the Company’s Statements of Cash Flows.

Note 4 – Property, Plant and Equipment, page 57

Note 17 – Plant Closures, page 73

Comment

7.

Please revise future filings to disclose the carrying value of assets you assess for potential impairment and to disclose, if applicable, the remaining carrying values of assets for which you recorded impairments.

Company Response

In future filings, the Company will disclose the carrying value of assets assessed for potential impairment. If applicable, the Company will also disclose the remaining carrying values of assets for which the Company has recorded an impairment.

Note 5 – Other Assets, page 58

Comment

8.

We note your annual impairment test related to goodwill includes a nine year forecast of cash flows. We further note your disclosure that indicates you have only included discretionary capital expenditures for 2010 in your forecast. Please clarify for us what you mean by “discretionary capital expenditures” and explain to us why you only include one year in your cash flow forecast. Based on your business and your disclosures, it appears to us that a predictable level of capital expenditures could be estimated based on your historical experience. As part of your response, please provide us with a copy of your goodwill impairment analysis, including a schedule of historical capital expenditures in recent years for your Olefins segment.

Company Response

The Company categorizes capital expenditures related to repairs, maintenance and health, safety and environmental requirements as non-discretionary capital expenditures. All other capital expenditures, including capital expenditures to increase capacity, are considered discretionary capital expenditures.

The Company’s discounted cash flow projection includes an assumption that volumes are based on current capacities. Accordingly, discretionary capital expenditures related to future projects to increase capacity or reduce costs were excluded in the cash flow forecast for the 2011-2018 period. Capital expenditures necessary to maintain the existing reliability of the facilities (non-discretionary capital expenditures) were included in all years of the cash flow forecast.

The Company is providing to the Staff supplementally a copy of its goodwill impairment analysis, including a schedule of historical capital expenditures in recent years for the Olefins segment. Pursuant to Rule 12b-4 under the Exchange Act, we are requesting that this supplemental information be returned to us as soon as practicable following the Staff’s review of such information. In addition, we are requesting that the Staff afford confidential treatment under the Freedom of Information Act to this information.

Note 7 – Employee Benefits, page 61

Comment

9.

It appears from the roll-forward of your benefit obligation that you amended your defined benefit plans. Please expand your disclosures in future filings to discuss any plan amendments that occur. In addition, since your pension plan is underfunded, please expand your disclosures in future filings to provide a clear indication of your funding status relative to the Pension Protection Act of 2006 and to disclose any restrictions your plan may currently have due to your funding level. Also, please revise future filings to include the long-term liability for postretirement healthcare in your table of contractual obligations.

Company Response

The Company will discuss the plan amendment that occurred in 2009, as well as disclose any future plan amendments, in future filings. In addition, in future filings, the Company will provide disclosure with respect to its funding status relative to the Pension Protection Act of 2006 and any restrictions its plans may have due to its funding level. The Company will also include the long-term liability for post-retirement healthcare in its table of contractual obligations in future filings.